UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

_____

FORM 8-K

CURRENT REPORT
Pursuant to Section 13 or 15(d) of the
Securities Exchange Act of 1934

Date of report (Date of earliest event reported): **February 9, 2010**

HNI Corporation
(Exact Name of Registrant as Specified in Charter)

Iowa	**1-14225**	**42-0617510**
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

408 East Second Street, P.O. Box 1109, Muscatine, Iowa 52761-0071
(Address of Principal Executive Offices, Including Zip Code)

Registrant's telephone number, including area code: **(563) 272-7400**

N/A
(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligations of the registrant under any of the following provisions (*see* General Instruction A.2.):

☐　　　Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐　　　Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐　　　Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐　　　Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Section 2 — Financial Information

Item 2.02 Results of Operations and Financial Condition.

On February 9, 2010, HNI Corporation (the "Corporation") issued a press release announcing its financial results for fourth quarter and year-end - fiscal 2009. A copy of the press release is attached hereto as Exhibit 99.1.

The information in this Current Report on Form 8-K and the attached Exhibit shall not be deemed filed for purposes of Section 18 of the Securities Exchange Act of 1934, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933, except as shall be expressly set forth by specific reference in such filing.

Section 9 — Financial Statements and Exhibits

Item 9.01   Financial Statements and Exhibits.

Exhibit No.	Description
99.1	Text of press release dated February 9, 2010.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

HNI CORPORATION

Date: February 9, 2010

By   /s/ Steven M. Bradford

Steven M. Bradford
Vice President, General Counsel and Secretary

Exhibit Index

Exhibit No.	Description
99.1	Text of press release dated February 9, 2010.

EXHIBIT 99.1



News Release

For Information Contact:
Kelly McGriff, Treasurer and Vice President, Investor Relations (563) 272-7967
Kurt A. Tjaden, Vice President and Chief Financial Officer (563) 272-7400

HNI CORPORATION ANNOUNCES RESULTS FOR
FOURTH QUARTER AND YEAR-END – FISCAL 2009

MUSCATINE, Iowa (February 9, 2010) – **HNI Corporation** (NYSE: HNI) today announced sales of $413.7 million and a net loss of $10.8 million for the fourth quarter ending January 2, 2010. Net income per diluted share for the quarter was ($0.24) or $0.26 on a non-GAAP basis when excluding restructuring and impairment charges and transition costs. For fiscal year 2009, the Corporation reported sales of $1.7 billion and a net loss of $6.4 million. Net income per diluted share for the year was ($0.14) or $0.70 on a non-GAAP basis when excluding restructuring and impairment charges, transition costs, and non-operating gains.

Fourth Quarter and FY'09 Summary Comments
"We continued to confront highly challenging market conditions with focused and strong actions during the quarter, aligning our businesses with current demand and investing in long-term growth initiatives. Cost reductions, material favorability and freight efficiencies allowed us to modestly exceed our fourth quarter non-GAAP profit and cash flow expectations.

"We ended the year financially strong and competitively well positioned despite unprecedented challenges. We achieved these results due to the hard work and commitment of our members," said Stan Askren, HNI Corporation Chairman, President and Chief Executive Officer.

Fourth Quarter

Dollars in millions		Three Months Ended			Percent
except per share data		1/02/2010		1/03/2009	Change
Net Sales	$	413.7	$	637.9	-35.2%
Gross Margin	$	150.0	$	210.4	-28.7%
Gross Margin %		36.3%		33.0%	
SG&A	$	162.5	$	194.6	-16.5%
SG&A %		39.3%		30.5%	
Operating Income (Loss)	$	(12.5)	$	15.8	-179.0%
Operating Income (Loss) %		-3.0%		2.5%	
Net income (loss) attributable to Parent Company	$	(10.8)	$	8.5	-226.5%
Earnings per share attributable to Parent Company – Diluted	$	(0.24)	$	0.19	-226.3%

Fourth Quarter Results – Continuing Operations

· Consolidated net sales decreased $224.3 million or 35.2 percent from the prior year quarter to $413.7 million.
· Gross margins were 3.3 percentage points higher than prior year primarily due to lower material costs and cost reduction initiatives partially offset by lower volume.
· Total selling and administrative expenses, including restructuring and impairment charges, decreased $32.1 million or 16.5 percent due to cost control actions, lower volume related costs and improved distribution efficiencies. These were offset by increased restructuring and impairment charges and transition costs.
· The Corporation recorded $31.6 million of restructuring and impairment charges and transition costs during the fourth quarter. These charges included goodwill and intangible impairment charges of $25.0 million related to various office furniture reporting units, $2.8 million related to cost associated with shutdown and consolidation of office furniture facilities of which $1.3 million were included in cost of sales and $3.8 million related to restructuring of hearth operations of which $0.9 million were included in cost of sales. Included in 2008 were $21.5 million of restructuring and impairment charges. These charges included goodwill and intangible impairment charges of $21.8 million related to various office furniture reporting units offset partially by a favorable adjustment of $0.3 million related to previously announced facility shutdowns.

Fourth Quarter – Non-GAAP Financial Measures
(Reconciled with Most Comparable GAAP Financial Measures)
Dollars in millions
except per share data

	Three Months Ended 1/02/2010				Three Months Ended 1/03/2009			
	Gross Profit	SG&A	Operating Income (Loss)	EPS	Gross Profit	SG&A	Operating Income	EPS
As Reported (GAAP)	$ 150.0	$ 162.5	$ (12.5)	$ (0.24)	$ 210.4	$ 194.6	$ 15.8	$ 0.19
% of Net Sales	36.3%	39.3%	-3.0%		33.0%	30.5%	2.5%	
Restructuring and impairment	$ 1.2	$ (27.0)	$ 28.2	$ 0.45	-	$ (21.5)	$ 21.5	$ 0.35
Transition costs	$ 1.0	$ (2.4)	$ 3.4	$ 0.05	-	-	-	-
Redeemable liability adjustments	-	-	-		-	$ 5.7	$ (5.7)	$ (0.09)
Results (non-GAAP)	$ 152.1	$ 133.0	$ 19.1	$ 0.26	$ 210.4	$ 178.8	$ 31.6	$ 0.45
% of Net Sales	36.8%	32.2%	4.6%		33.0%	28.0%	5.0%	

Full Year

Dollars in millions	Twelve Months Ended				Percent
except per share data		1/02/2010		1/03/2009	Change
Net Sales	$	1,656.3	$	2,477.6	-33.1%
Gross Margin	$	570.8	$	828.6	-31.1%
Gross Margin %		34.5%		33.4%	
SG&A	$	566.8	$	743.7	-23.8%
SG&A %		34.2%		30.0%	
Operating Income	$	4.0	$	84.9	-95.3%
Operating Income %		0.2%		3.4%	
Net income (loss) attributable to Parent Company	$	(6.4)	$	45.5	-114.2%
Earnings per share attributable to Parent Company – Diluted	$	(0.14)	$	1.02	-113.7%

Full Year Results – Continuing Operations

· Net sales decreased $821.3 million, or 33.1 percent, to $1.7 billion compared to $2.5 billion in the prior year. Acquisitions added $10 million or 0.4 percentage points of sales.

· Gross margins increased to 34.5 percent compared to 33.4 percent last year due to increased price realization, lower material costs and cost reduction initiatives partially offset by lower volume.

· Total selling and administrative expenses, including restructuring charges, decreased $176.9 million or 23.8 percent due to cost control actions, lower volume related costs and improved distribution efficiencies. These were partially offset by increased restructuring and impairment charges and transition costs. Included in 2009 were $40.4 million of restructuring and impairment charges compared to $25.9 million in 2008.

· The Corporation's effective tax rate for 2009 was 18.4% compared to 34.1% in 2008 primarily as a result of lower pre-tax income.

Cash flow from operations for the year was $193.2 million compared to $174.4 million last year. The increase was driven by strong working capital management offset partially by lower earnings. Capital expenditures were $17.6 million in 2009 compared to $71.5 million in 2008. The Corporation reduced total debt $122 million during 2009 using cash flow from operations and proceeds from the sale of long-term investments.

Full Year – Non-GAAP Financial Measures
(Reconciled with Most Comparable GAAP Financial Measures)
Dollars in millions
except per share data

| | Twelve Months Ended 1/02/2010 | | | | Twelve Months Ended 1/03/2009 | | | |
	Gross Profit	SG&A	Operating Income	EPS	Gross Profit	SG&A	Operating Income	EPS
As Reported (GAAP)	$ 570.8	$ 566.8	$ 4.0	$ (0.14)	$ 828.6	$ 743.7	$ 84.9	$ 1.02
% of Net Sales	34.5%	34.2%	0.2%		33.4%	30.0%	3.4%	
Restructuring and impairment	$ 3.9	$ (40.4)	$ 44.4	$ 0.80	$ 0.4	$ (25.9)	$ 26.3	$ 0.39
Transition costs	$ 1.3	$ (2.6)	$ 3.9	$ 0.07	$ 5.3	$ (3.5)	$ 8.8	$ 0.13
Non-operating gains	-	$ 1.6	$ (1.6)	$ (0.03)	-	-	-	-
Redeemable liability adjustments	-		-	-	-	$ 5.7	$ (5.7)	$ (0.08)
Results (non-GAAP)	$ 576.0	$ 525.4	$ 50.6	$ 0.70	$ 834.4	$ 720.1	$ 114.2	$ 1.46
% of Net Sales	34.8%	31.7%	3.1%		33.7%	29.1%	4.6%	

Office Furniture

Dollars in millions	Three Months Ended		Percent	Twelve Months Ended		Percent
	01/02/2010	01/03/2009	Change	01/02/2010	01/03/2009	Change
Sales	$ 328.5	$ 512.8	-36.0%	$ 1,370.2	$ 2,054.0	-33.3%
Operating Profit (Loss)	$ (5.4)	$ 12.9	-141.5%	$ 50.4	$ 101.4	-50.3%
Operating Profit	-1.6%	2.5%		3.7%	4.9%	

Non-GAAP Financial Measures
(Reconciled with Most Comparable GAAP Measures)

Dollars in millions	Three Months Ended		Percent	Twelve Months Ended		Percent
	1/02/2010	1/03/2009	Change	1/02/2010	1/03/2009	Change
Operating Profit (Loss) as Reported (GAAP)	$ (5.4)	$ 12.9	-141.5%	$ 50.4	$ 101.4	-50.3%
% of Net Sales	-1.6%	2.5%		3.7%	4.9%	
Restructuring and impairment	$ 27.1	$ 21.6		$ 37.6	$ 26.0	
Transition costs	$ 0.6	$ -		$ 1.0	$ 8.8	
Redeemable liability adjustments	-	$ (5.7)		-	$ (5.7)	
Operating Profit (non-GAAP)	$ 22.4	$ 28.8	-22.1%	$ 89.0	$ 130.4	-31.8%
% of Net Sales	6.8%	5.6%		6.5%	6.4%	

· Fourth quarter and full year sales for the office furniture segment decreased $184.4 million and $683.8 million, respectively. The decrease was driven by substantial weakness in both the supplies driven and contract channels of the office furniture industry. Acquisitions contributed $10 million or 0.5 percentage points for the full year.
· Fourth quarter and full year operating profit decreased $18.3 million and $51.1 million, respectively. Operating profit was negatively impacted by increased restructuring, transition and impairment expenses, lower volume and the impact of prior year gains related to the change in fair value of mandatorily redeemable liabilities from prior acquisitions. These were partially offset by increased price realization, lower material costs, improved distribution efficiencies and cost control initiatives.

Hearth Products

Dollars in millions	Three Months Ended			Percent Change	Twelve Months Ended			Percent Change
	1/02/2010		1/03/2009		1/02/2010		1/03/2009	
Sales	$	85.2	$	125.1	-31.9% $	286.1	$	423.6	-32.5%
Operating Profit (Loss)	$	1.5	$	9.3	-84.0% $	(17.2)	$	11.8	-246.2%
Operating Profit %		1.7%		7.4%		-6.0%		2.8%	

Non-GAAP Financial Measures
(Reconciled with Most Comparable GAAP Measures)

Dollars in millions	Three Months Ended			Percent Change	Twelve Months Ended			Percent Change
	1/02/2010		1/03/2009		1/02/2010		1/03/2009	
Operating Profit (Loss) as Reported (GAAP)	$	1.5	$	9.3	-84.0% $	(17.2)	$	11.8	-246.2%
% of Net Sales		1.7%		7.4%		-6.0%		2.8%	
Restructuring and impairment	$	1.0	$	(0.1)		$	6.7	$	0.3	
Transition costs	$	2.1	$	-		$	2.2	$	-	
Non-operating gains	$	-	$	-		$	(0.3)	$	-	
Operating Profit (Loss) (non-GAAP)	$	4.6	$	9.2	-49.8% $	(8.6)	$	12.1	-171.5%
% of Net Sales		5.4%		7.4%		-3.0%		2.9%	

· Fourth quarter and full year sales for the hearth product segment decreased $39.9 million and $137.5 million, respectively driven by significant declines in both the new construction and remodel-retrofit channels.
· Fourth quarter and full year operating profit decreased $7.8 million and $29.0 million, respectively. Operating profit was negatively impacted due to lower volume and higher restructuring and transition costs partially offset by cost reduction initiatives and lower incentive based compensation.

Outlook
"Our markets continue to be dynamic and volatile and are not yet showing signs of near-term improvement. Our office furniture businesses remain uncertain and difficult with competitive

pricing pressure and weakness in day-to-day activity. Hearth demand remains at historically low levels but we are seeing indications of improving market trends. We will continue to reset our cost structure to market conditions while investing for the future," said Mr. Askren.

The Corporation remains focused on creating long-term shareholder value by growing its business through investment in building brands, product solutions and selling models, enhancing its strong member-owner culture, and remaining focused on its long-standing rapid continuous improvement programs to build best total cost and a lean enterprise.

Conference Call
HNI Corporation will host a conference call on Wednesday, February 10, 2010 at 10:00 a.m. (Central) to discuss fourth quarter and year-end 2009 results. To participate, call the conference call line at 1-800-230-1951. A replay of the conference call will be available until Wednesday, February 17, 2010, 11:59 p.m. (Central). To access this replay, dial 1-800-475-6701 – Access Code: 142150. A link to the simultaneous web cast can be found on the Corporation's website at www.hnicorp.com.

Non-GAAP Financial Measures

This earnings release contains certain non-GAAP financial measures. A "non-GAAP financial measure" is defined as a numerical measure of a company's financial performance that excludes or includes amounts different than the most directly comparable measure calculated and presented in accordance with GAAP in the statements of income, balance sheets or statements of cash flow of the company. Pursuant to the requirements of Regulation G, the Corporation has provided a reconciliation of non-GAAP financial measures to the most directly comparable GAAP financial measure.

The non-GAAP financial measures used within this earnings release are: gross profit, selling and administrative expense, operating income, operating profit and net income per diluted share (i.e., EPS), excluding restructuring and impairment charges, transition costs, redeemable liability adjustments and non-operating gains. These measures are presented because management uses this information to monitor and evaluate financial results and trends. Management believes this information is also useful for investors.

HNI Corporation is a NYSE traded company (ticker symbol: HNI) providing products and solutions for the home and workplace environments. HNI Corporation is the second largest office furniture manufacturer in the world and is also the nation's leading manufacturer and marketer of gas- and wood-burning fireplaces. The Corporation's strong brands, including HON®, Allsteel®, Gunlocke®, Paoli®, Maxon®, Lamex®, HBF® , Heatilator®, Heat & Glo™, Quadra-Fire® and Harman Stove™ have leading positions in their markets. HNI Corporation is committed to maintaining its long-standing corporate values of integrity, financial soundness and a culture of service and responsiveness. More information can be found on the Corporation's website at www.hnicorp.com.

Statements in this release that are not strictly historical, including statements as to plans, outlook, objectives and future financial performance, are "forward-looking" statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934, made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Words such as "anticipate," "believe," "could," "confident," "estimate," "expect," "forecast," "hope," "intend," "likely," "may," "plan," "possible," "potential," "predict," "project," "should," "will," "would" and variations of such words and similar expressions identify forward-looking statements. Forward-looking statements involve known and unknown risks, which may cause the Corporation's actual results in the future to differ materially from expected results. These risks include, without limitation: the Corporation's ability to realize financial benefits from its (a) price increases, (b) cost containment and business simplification initiatives for the entire Corporation, (c) investments in strategic acquisitions, new products and brand building, (d) investments in distribution and rapid continuous improvement, (e) ability to maintain its effective tax rate and (f) consolidation and logistical realignment initiatives; uncertainty related to the availability of cash and credit, and the terms and interest rates on which credit would be available, to fund operations and future growth; lower than expected demand for the Corporation's products due to uncertain political and economic conditions, including the recent credit crisis, slow or negative growth rates in global and domestic economies and the protracted decline in the domestic housing market; lower industry growth than expected; major disruptions at key facilities or in the supply of any key raw materials, components or finished goods; uncertainty related to disruptions of business by terrorism, military action, epidemic, acts of God or other Force Majeure events; competitive pricing pressure from foreign and domestic competitors; higher than expected costs and lower than expected supplies of materials (including steel and petroleum based materials); higher than expected costs for energy and fuel; changes in the mix of products sold and of customers purchasing; relationships with distribution channel partners, including the financial viability of distributors and dealers; restrictions imposed by the terms of the Corporation's revolving credit facility and note purchase agreement; currency fluctuations and other factors described in the Corporation's annual and quarterly reports filed with the Securities and Exchange Commission on Forms 10-K and 10-Q. The Corporation undertakes no obligation to update, amend or clarify forward-looking statements, whether as a result of new information, future events or otherwise, except as required by applicable law.

###

HNI CORPORATION

Condensed Consolidated Statement of Operations

(Dollars in thousands, except per share data)	Three Months Ended Jan. 2, 2010	Three Months Ended Jan. 3, 2009	Twelve Months Ended Jan. 2, 2010	Twelve Months Ended Jan. 3, 2009
Net sales	$ 413,677	$ 637,949	$ 1,656,289	$ 2,477,587
Cost of products sold	263,716	427,536	1,085,508	1,648,975
Gross profit	149,961	210,413	570,781	828,612
Selling and administrative expenses	135,426	173,065	526,346	717,870
Restructuring and impairment charges	27,040	21,515	40,443	25,859
Operating income (loss)	(12,505)	15,833	3,992	84,883
Interest income	104	326	415	1,172
Interest expense	2,666	4,384	12,080	16,865
Earnings (loss) before income taxes	(15,067)	11,775	(7,673)	69,190
Income taxes	(4,297)	3,254	(1,414)	23,583
Net income (loss)	(10,770)	8,521	(6,259)	45,607
Less: Net income attributable to the noncontrolling interest	3	6	183	157
Net income (loss) attributable to Parent Company	$ (10,773)	$ 8,515	$ (6,442)	$ 45,450
Net income (loss) attributable to Parent Company common shareholders – basic	$ (0.24)	$ 0.19	$ (0.14)	$ 1.03
Average number of common shares outstanding – basic	45,054,103	44,259,137	44,888,809	44,309,765
Net income (loss) attributable to Parent Company common shareholders – diluted	$ (0.24)	$ 0.19	$ (0.14)	$ 1.02
Average number of common shares outstanding - diluted	45,054,103	44,386,092	44,888,809	44,433,945

Condensed Consolidated Balance Sheet

Assets

(Dollars in thousands)	As of Jan. 2, 2010	As of Jan. 3, 2009
Cash and cash equivalents	$ 87,374	$ 39,538
Short-term investments	5,994	9,750
Receivables	163,732	238,327
Inventories	65,144	84,290
Deferred income taxes	20,299	16,313
Prepaid expenses and other current assets	17,728	29,623
Current assets	360,271	417,841
Property and equipment - net	260,102	315,606
Goodwill	261,114	268,392
Other assets	112,839	163,790
Total assets	$ 994,326	$ 1,165,629

Liabilities and Shareholders' Equity

	As of Jan. 2, 2010	As of Jan. 3, 2009
Accounts payable and accrued expenses	$ 299,718	$ 313,431
Note payable and current maturities of long-term debt	39	54,494
Current maturities of other long-term obligations	385	5,700
Current liabilities	300,142	373,625
Long-term debt	200,000	267,300
Capital lease obligations	-	43
Other long-term liabilities	50,332	50,399
Deferred income taxes	24,227	25,271
Parent Company shareholders' equity	419,283	448,833
Noncontrolling interest	342	158
Shareholders' equity	419,625	448,991
Total liabilities and shareholders' equity	$ 994,326	$ 1,165,629

Condensed Consolidated Statement of Cash Flows

	Twelve Months Ended			
(Dollars in thousands)		Jan. 2, 2010		Jan. 3, 2009
Net cash flows from (to) operating activities	$	193,205	$	174,369
Net cash flows from (to) investing activities:				
Capital expenditures		(17,554)		(71,496)
Acquisition spending		(500)		(75,479)
Other		31,335		15,449
Net cash flows from (to) financing activities		(158,650)		(37,186)
Net increase (decrease) in cash and cash equivalents		47,836		5,657
Cash and cash equivalents at beginning of period		39,538		33,881
Cash and cash equivalents at end of period	$	87,374	$	39,538

Business Segment Data

	Three Months Ended				Twelve Months Ended			
(Dollars in thousands)		Jan. 2, 2010		Jan. 3, 2009		Jan. 2, 2010		Jan. 3, 2009
Net sales:								
Office furniture	$	328,450	$	512,830	$	1,370,197	$	2,054,037
Hearth products		85,227		125,119		286,092		423,550
	$	413,677	$	637,949	$	1,656,289	$	2,477,587
Operating profit (loss):								
Office furniture								
Operations before restructuring and impairment charges	$	21,139	$	34,513	$	85,320	$	126,991
Restructuring and impairment charges		(26,493)		(21,601)		(34,944)		(25,544)
Office furniture - net		(5,354)		12,912		50,376		101,447
Hearth products								
Operations before restructuring and impairment charges		2,036		9,231		(11,695)		12,074
Restructuring and impairment charges		(547)		86		(5,499)		(315)
Hearth products - net		1,489		9,317		(17,194)		11,759
Total operating profit (loss)		(3,865)		22,229		33,182		113,206
Unallocated corporate expense		(11,202)		(10,454)		(40,855)		(44,016)
Income before income taxes	$	(15,067)	$	11,775	$	(7,673)	$	69,190
Depreciation and amortization expense:								
Office furniture	$	12,280	$	12,928	$	52,137	$	50,511
Hearth products		5,924		3,733		19,041		15,212
General corporate		948		1,087		3,689		4,432
	$	19,152	$	17,748	$	74,867	$	70,155
Capital expenditures – net:								
Office furniture	$	5,255	$	14,128	$	13,482	$	59,101
Hearth products		1,247		2,180		3,484		10,530
General corporate		178		598		588		1,865
	$	6,680	$	16,906	$	17,554	$	71,496

	As of		As of	
		Jan. 2, 2010		Jan. 3, 2009
Identifiable assets:				
Office furniture	$	579,187	$	730,348
Hearth products		291,518		326,168
General corporate		123,621		109,013
	$	994,326	$	1,165,629

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